VIA EDGAR

October 7, 2022

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn:	Robert Shapiro
Abe Friedman

Re:	PetIQ, Inc.
Form 10-K for Fiscal Year Ended December 31, 2021
Filed March 1, 2021
Form 8-K Furnished May 4, 2022
File No. 001-38163

Dear Messrs. Shapiro and Friedman,

PetIQ, Inc. (the “Company”) is in receipt of the comment letter, dated August 8, 2022, from the staff of the Securities and Exchange Commission (the “Staff”) regarding the above captioned filings on Form 10-K for the year ended December 31, 2021 and Form 8-K furnished on May 4, 2022. As discussed with the Staff via phone call on October 6, 2022, the Company respectfully requests an additional extension of five business days to respond. The Company plans to provide a response to the Staff‘s comment letter and subsequent oral comments on or before October 14, 2022.

* * *

Thank you for your consideration of the Company’s request for an extension. If you have any questions, please call me at (208) 939-900 ext. 485.

Respectfully submitted,

/s/ Zvi Glasman
Zvi Glasman
Chief Financial Officer

cc:	R. Michael Herrman, PetIQ
Christina T. Roupas, Cooley LLP